FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

RECEIVED
2008 JUN -5 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

[redacted]

08003056

SUPPL

May 29, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Biological Opinions Grant Endangered Species Act Exemption/Permit for Idaho Cobalt Project"
It was officially released on May 29, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

PROCESSED
JUN 1 0 2008
THOMSON REUTERS

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dw 6/6

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Biological Opinions Grant Endangered Species Act Exemption/Permit for Idaho Cobalt Project

Vancouver, B.C., May 29, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") is in receipt of copies of the Biological Opinions for its Idaho Cobalt Project ("ICP") completed by National Oceanic and Atmospheric Administration's National Marine Fisheries Service ("NMFS") and the U.S. Fish and Wildlife Service ("USFW"). The finalized reports conclude that the ICP, as proposed, is not likely to jeopardize the continued existence of Endangered Species Act listed or regionally sensitive species and is not likely to destroy or adversely modify designated critical habitats for those species.

The Endangered Species Act (ESA) prohibits the taking of endangered or threatened species without a specific permit or exemption. Among other things, an action that harasses wounds, kills or harms by altering the habitat of any listed species is a taking. The Biological Opinions contain Incidental Take Statements that exempt the ICP from a taking when the terms and conditions of the Incidental Take Statement are followed. In addition, NMFS outline two conservation recommendations to avoid, minimize, or otherwise offset potential adverse effects on Essential Fish Habitat.

"What this means", said Bill Scales, President of the Company, "is that the 135 day consultation period described in Formation's news release of January 09, 2008 is over and the Forest Service and the Environmental Protection Agency (EPA) are now able to include the NMFS & USFW's terms and conditions and conservation recommendations in the Forest Service and EPA's Records of Decision and finalize them. We understand that the Forest Service will issue their Record of Decision in conjunction with the Final Environmental Impact Statement (EIS) and that the EPA will issue their Record of Decision and Final National Pollution Elimination Discharge Permit 30 days after the Final EIS has been released". He continued, "they have everything they need now. It's just a matter of time."

Quoting from the Biological Opinion prepared by NMFS, Guy Jeske, General Manager for the ICP, said that "NMFS concludes that the actions, as proposed, are not likely to jeopardize the continued existence of Snake River spring/summer Chinook salmon, Sockeye salmon or Snake River Basin steelhead, or result in the destruction or adverse modification of designated critical habitats for Snake River spring/summer Chinook salmon or Snake River Basin steelhead. USFW's opinion concludes that the ICP is also not likely to jeopardize the continued existence of the Bull trout."

"It is very good news that the ESA threatened or endangered species as a whole will not be affected by the ICP", explained Guy Jeske. "However, during construction and operations individual salmon or steelhead may be unintentionally harmed", he continued. "That is the reason we need the "take" exemption." The reasonable and prudent measures outlined in the opinions include measures to minimize incidental take from construction related activities, effects to water quality, more specifically nitrate levels, and monitoring and reporting requirements and the terms and conditions that implement these measures. "This will insure that the effects on fish in the area will be minimal", Jeske added.

"This is a testament to the Idaho Cobalt Project's solid mine plan where the preservation of the environment has always been considered high priority", continued Jeske. "It shows that the design of sustainable, responsible mining can be achieved without compromising the surrounding ecosystem – and we are very proud of that accomplishment."

Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid technology, and batteries used in hybrid and electric cars. Formation trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

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